CIGMA METALS CORPORATION
                                  1 Edith Place
                    Coolum Beach, Queensland, 4573 Australia

BY EDGAR
--------

                                                               November 13, 2006
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Donna Levy
Mail Stop: 7010


     RE: Cigma Metals Corporation - Registration Statement on Form SB-2 File No. 333-136755
          -------------------


Gentlemen:

     Cigma Metals Corporation (the "Company"), hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 11:00 am Wednesday November 15, 2006, or as soon as practicable thereafter.

     In  connection  with  the  foregoing,  we  hereby  acknowledge  that:

  - Should the Securities and Exchange Commission (the "Commission") or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.
  - The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
  - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank  you  for  your  courtesy,  assistance  and  cooperation  in  this matter.

Very truly yours,

CIGMA METALS CORPORATION


By:     /s/  Lars  Pearl
        ----------------
Name:   Lars Pearl
Title:  President